Exhibit 99.1

TSX: JE
NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Verdict Reached in Hurt, et al v. Commerce Energy, Inc. et al

Toronto, October 8, 2014: Just Energy Group Inc. (“Just Energy”) (TSX, NYSE: JE) announced today that a jury in the Federal Court of the Northern District of Ohio reached a verdict in the Hurt, et al vs Commerce Energy, Inc. et al class action lawsuit. The verdict supports the plaintiffs’ class and collective action that certain individuals were not properly classified as outside sales people in order to qualify for an exemption under the minimum wage and overtime requirements pursuant to the Fair Labor Standards Act and Ohio wage and hour laws. Potential amounts owing have yet to be determined and will be subject to a separate proceeding.

Just Energy – parent Company of Commerce Energy – disagrees with the result. Just Energy strongly believes it complied with the law, is investigating all legal options and plans on appealing the verdict.

About Commerce Energy:
Commerce Energy is a leader in the commodity supply industry. Acquired by Just Energy in 2009, Commerce Energy provides electric power and natural gas supply to residential and commercial customers. The company offers competitive variable and fixed priced commodity supply programs designed to help consumers better manage and budget their energy costs. With the company’s green energy programs, customers can choose to offset up to 100% of the negative impact of their everyday energy use through renewable power and/or carbon emission reduction projects. Commerce Energy is a subsidiary of Just Energy Group Inc. Visit commerceenergy.com to learn more.

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves over two million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price and price-protected energy programs, smart thermostats, and solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy, and Tara Energy. Visit www.justenergy.com to learn more.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: 713-933-0895

Media Contact:

Just Energy
Al Shulman
Vice President, Marketing
Tel: 905.670.4440 x74469
ashulman@justenergy.com